UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number:  001-36187

EVOGENE LTD.
(Translation of registrant’s name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Evogene Ltd. (“Evogene”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed consolidated financial statements of Evogene as of and for the six-month period ended June 30, 2020; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Evogene’s financial condition and results of operations as of and for the six-month period ended June 30, 2020.

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2020

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations

101
Interactive data files pursuant to Rule 405 of Regulation S-T:  (i) Consolidated Interim Statements of Financial Position, (ii) Consolidated Interim Statements of Profit or Loss, (iii) Consolidated Interim Statements of Changes in Equity; (iv) Consolidated Interim Statements of Cash Flows, and (v) Notes to Interim Consolidated Financial Statements

Exhibit 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into Evogene’s registration statements on Form F-3 (File No. 333-240249) and Form S-8 (File No.’s 333-193788, 333-201443 and 333-203856).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD.

By:	/s/ Dorit Kreiner
Name:	Dorit Kreiner
Title:	Chief Financial Officer

Date: September 15, 2020